UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

POINT.360
(Name of Subject Company)

POINT.360
(Name of Person Filing Schedule 14D-9)

Common Stock, no par value
and
Associated Preferred Share Purchase Rights
(Title of Class of Securities)

730698 10 7
(CUSIP Number of Class of Securities)

Haig S. Bagerdjian
Chief Executive Officer
Point.360
2777 North Ontario Street
Burbank, California 91504
(818) 565-1400
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with a copy to:

William D. Gould, Esq.

Troy & Gould PC

1801 Century Park East, 16th Floor

Los Angeles, California 90067

(310) 789-1338

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information

The name of the subject company is Point.360, a California corporation (“Point.360”).  The address of the principal executive offices of Point.360 is 2777 North Ontario Street, Burbank, California 91504.  The telephone number of Point.360 at its principal executive offices is (818) 565-1400.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annex hereto, this “Schedule 14D-9”) relates is the common stock, no par value, of Point.360 (the “Point.360 Shares”), including the associated rights to purchase Series A Junior Participating Preferred Stock, no par value, of Point.360 (the “Rights”) issued pursuant to the Amended and Restated Rights Agreement dated as of November 17, 2004, as amended by an Amendment to Amended and Restated Rights Agreement dated as of April 16, 2007 (the “Rights Agreement”), between Point.360 and American Stock Transfer & Trust Company, as rights agent.

As of June 15, 2007, there were 12,164,184 Point.360 Shares issued and outstanding.

Item 2.  Identity and Background of Filing Person

Point.360 is the person filing this Schedule 14D-9.  Point.360’s name, business address, and business telephone number are set forth in Item 1 above.

This Schedule 14D-9 relates to the offer by DG FastChannel, Inc., a Delaware corporation (“DG FastChannel”), to acquire each issued and outstanding Point.360 Share, including the associated Right, in exchange for approximately 0.1895 of a share of common stock, par value $0.001 per share, of DG FastChannel (the “Offer Consideration”), upon the terms and subject to the conditions set forth in DG FastChannel’s Prospectus, dated June 8, 2007, as amended on June 27, 2007 (the “Prospectus”), and in the related Letter of Transmittal (the “Letter of Transmittal”).  The Prospectus and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer was commenced by DG FastChannel on June 27, 2007 and expires at 12:00 midnight, New York City time, on Thursday, July 26, 2007, unless it is extended in accordance with its terms.  The exact number of shares of DG FastChannel common stock to be exchanged for each Point.360 Share will be obtained by dividing 2,000,000 by the number of Point.360 Shares that are outstanding immediately prior to the completion of the Offer (excluding Point.360 Shares that are beneficially owned by DG FastChannel or Point.360).  As of June 15, 2007, DG FastChannel beneficially owned 1,612,436 Point.360 Shares.

The Offer is being made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of April 16, 2007 and amended as of June 22, 2007 (the “Merger Agreement”), among Point.360, DG FastChannel, and New 360, which is a newly formed corporation and wholly owned subsidiary of Point.360.  If the Offer is successful, Point.360 will be merged with and into DG FastChannel (the “Merger”), with DG FastChannel surviving the Merger and with all of then-outstanding Point.360 Shares (other than Point.360 Shares beneficially owned by DG FastChannel or Point.360 or by shareholders who properly exercise dissenters’ rights to the extent available under California law) being converted into the right to receive the Offer Consideration.  A copy of the Merger Agreement, as amended, is filed as Exhibits (e)(1) and (e)(2) hereto and is incorporated herein by reference.

The Offer is conditioned on, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a majority of the fully diluted Point.360 Shares, calculated on the basis described in the Prospectus, and (2) the completion of the distribution on a pro rata basis of the outstanding common stock of New 360 to all of Point.360’s shareholders, which is referred to in this Schedule 14D-9 as the “Spin-Off.”  DG has agreed to contribute all of its shares of New 360 common stock to New 360 prior to the completion of the Offer.

Pursuant to a Contribution Agreement, dated as of April 16, 2007 and amended as of June 22, 2007 (the “Contribution Agreement”), among Point.360, DG FastChannel, and New 360, (1) Point.360 will contribute to New 360, prior to the Spin-Off, all of the assets owned, licensed, or leased by Point.360 that are not used exclusively in connection with the business of Point.360 representing advertising agencies, advertisers, brands, and other media companies in the distribution of short-form commercial advertising spots, which is referred to in this Schedule 14D-9 as the “ads business,” and (2) prior to the Spin-Off, New 360 will assume certain liabilities of Point.360 that do not relate to the ads business.  The most significant business to be contributed by Point.360 to New 360 pursuant to the Contribution Agreement will be the “post-production business” of Point.360, which involves providing film, video, and audio post-production, archival, duplication, computer graphics, and distribution services to motion picture studios, television networks, independent production companies, and multinational companies, including services necessary to edit, master, reformat, and archive clients’ film and video content such as television programming, feature films, and movie trailers.  As a result of the Spin-Off and the related contribution of assets by Point.360 to New 360 and assumption of certain liabilities by New 360 as described in the Contribution Agreement, the assets and liabilities of Point.360 as of the completion of the Offer will consist only of those assets and liabilities exclusively related to the ads business.  The Contribution Agreement, as amended, is filed as Exhibits (e)(3) and (e)(4) hereto and is incorporated herein by reference.

On June 27, 2007, DG FastChannel filed the Prospectus and the Letter of Transmittal with the Securities and Exchange Commission (the “SEC”) as exhibits to DG FastChannel’s Schedule TO (the “Schedule TO”) and amended Registration Statement on Form S-4.  The Prospectus and the Letter of Transmittal have been filed as Exhibit (a)(1) and Exhibit (a)(2) to this Schedule 14D-9, respectively, and each is hereby incorporated herein by reference.

The Schedule TO states that the principal executive offices of DG FastChannel are located at 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, and that the telephone number at such principal executive offices is (972) 581-2000.

Item 3.  Past Contacts, Transactions, Negotiations, and Agreements

Except as described in Item 3 of this Schedule 14D-9, to the knowledge of Point.360 and as of the date of this Schedule 14D-9, there exists no material agreement, arrangement, or understanding or any actual or potential conflict of interest between Point.360 or its affiliates and (1) DG FastChannel or its executive officers, directors, or affiliates or (2) Point.360 or its executive officers, directors, or affiliates.

Agreements with DG FastChannel

The following summary of material agreements with DG FastChannel is qualified in its entirety by the full text of such agreements, each of which has been filed as an exhibit to this Schedule 14D-9 and is incorporated by reference herein.

 The Merger Agreement, dated as of April 16, 2007 and amended as of June 22, 2007, among Point.360, DG FastChannel, and New 360 sets forth, among other things, the terms and conditions of the Offer and the Merger.  The summary of the Merger Agreement that is contained under the heading “The Merger Agreement” in the Prospectus, which is filed as Exhibit (a)(1) to this Schedule 14D-9 and which is being mailed to shareholders together with this Schedule 14D-9, is hereby incorporated herein by reference.

Contribution Agreement

Among other things, the Contribution Agreement, dated as of April 16, 2007 and amended as of June 22, 2007, among Point.360, DG FastChannel, and New 360, states that, immediately prior to DG FastChannel’s completion of the Offer:

•                  Point.360 will transfer to New 360 all of the right, title, and interest of Point.360 in and to its post-production business and all other assets not used exclusively in connection with the ads business;

•                  New 360 will agree to pay and perform all liabilities that relate to the assets that Point.360 will transfer to New 360;

•                  Point.360 will retain all assets used exclusively in connection with the ads business;

•                  Point.360 will agree to pay and perform all liabilities that relate to the ads business assets; and

•                  Point.360 will distribute to its shareholders, on a pro rata basis and without any requirement for such shareholders to pay any consideration, all of the outstanding shares of New 360 common stock, a transaction which is referred to in this Schedule 14D-9 as the “Spin-Off.”

The Contribution Agreement also provides, among other things, that:

•                  Following the Merger, New 360 will be entitled to change its name to Point.360;

•                  Assets will be transferred or retained, as applicable, on an “as is,” “where is” basis and without representations by any party regarding the nature, condition, amount or value of such assets; and

•                  Each of New 360 and DG FastChannel will have specified inspection rights regarding the books and records acquired or retained by the other party pursuant to the Contribution Agreement.

Schedules to the Contribution Agreement provide detailed descriptions of (1) the assets to be acquired by New 360, (2) the liabilities to be assumed by New 360, (3) the assets relating to the ads business to be retained by Point.360 (and by DG FastChannel following the Merger), and (4) the liabilities relating to the ads business to be retained by Point.360 (and by DG FastChannel following the Merger).

Support Agreement

In connection with the execution of the Merger Agreement, DG FastChannel entered into a Support Agreement, dated as of April 16, 2007, with Haig S. Bagerdjian, Point.360’s Chairman of the Board of Directors, Chief Executive Officer, and President.  Mr. Bagerdjian beneficially owns approximately 25.2% of all Point.360 Shares on a fully diluted basis.  Pursuant to the Support Agreement, Mr. Bagerdjian agreed, among other things, not to transfer any of his Point.360 Shares prior to the completion of the Offer and to tender all of his Point.360 Shares in the Offer.  The preceding summary is qualified in its entirety by the more detailed description of the Support Agreement that is contained in the Prospectus under the heading “Interests of Certain Persons in the Offer and the Subsequent Merger — Certain Agreements Between Haig Bagerdjian and DG FastChannel” and that is incorporated herein by reference.

Working Capital Reconciliation Agreement

Pursuant to a Working Capital Reconciliation Agreement among Point.360, New 360, and DG FastChannel to be executed prior to the completion of the Offer, DG FastChannel will make a cash payment to New 360 equal to Point.360’s net working capital (excluding New 360’s working capital), less $1,000,000, as of the date of the completion of the Offer.  DG FastChannel will also be responsible for paying specified amounts of New 360’s out-of-pocket expenses, up to $425,000, that are incurred in connection with the Merger Agreement and the agreements and transactions contemplated by the Merger Agreement.

Indemnification and Tax Matters Agreement

Pursuant to an Indemnification and Tax Matters Agreement between New 360 and DG FastChannel to be executed prior to the completion of the Offer, (1) New 360 will indemnify DG FastChannel against losses, costs, and expenses that are incurred by DG FastChannel relating to the liabilities (other than taxes) of Point.360 that New 360 will assume pursuant to the Contribution Agreement or relating to office leases for which the lessors’ consent to the assignment of the leases to New 360 has not been obtained, and (2) DG FastChannel will indemnify New 360 against losses, costs, and expenses that are incurred by New 360 relating to the liabilities (other than taxes) of Point.360 associated with the ads business that will be retained by Point.360 and acquired by DG FastChannel upon the Merger.

The Indemnification and Tax Matters Agreement will also contain provisions that set forth the rights and obligations of New 360 and DG FastChannel with respect to certain taxes incurred by Point.360 and the filing of tax returns with respect to such taxes.  In general, New 360 will be required to indemnify DG FastChannel against losses, costs, and expenses incurred by DG FastChannel that are in excess of the tax reserve on Point.360’s balance sheet and that relate to (1) inaccuracies in Point.360’s representations in the Merger Agreement relating to taxes or (2) taxes incurred by Point.360 for any tax period ending on or before the completion of the Offer.

Noncompetition Agreement

Prior to the completion of the Offer, New 360 and DG FastChannel will execute a Noncompetition Agreement providing that:

•                  For a period of five years, New 360 will not use or disclose confidential information relating to the ads business;

•                  For a period of five years, New 360 will not engage in the ads business or otherwise compete with the ads business; and

•                  For a period of five years, New 360 will not recruit any officer or employee of DG FastChannel or call on, solicit or service any customer, supplier, licensee, licensor, or other business relation or prospective client of the ads business with respect to the products or services of the ads business, or induce any customer, supplier, licensee, licensor, or other business relation of DG FastChannel to cease doing business with DG FastChannel.

Officer Confidentiality Agreement

Prior to the completion of the Offer, DG FastChannel will enter into an Officer Confidentiality Agreement with Haig S. Bagerdjian, Point.360’s Chairman of the Board of Directors, President, and Chief Executive Officer, and Alan R. Steel, Point.360’s Executive Vice President and Chief Executive Officer.  Pursuant to the agreement, Messrs. Bagerdjian and Steel will agree to maintain the confidentiality of certain information of the ads business for a three-year period.

Post Production Services Agreement

A Post Production Services Agreement to be executed between New 360 and DG FastChannel prior to the completion of the Offer will provide that DG FastChannel will use its commercially reasonable efforts to use New 360 for its outsourced post-production services, including high definition duplication, and that New 360 will act as DG FastChannel’s resource to vault all elements to be stored in Los Angeles, California for existing Point.360 customers and West Coast-based DG FastChannel customers, subject to the terms and conditions of the agreement.  The agreement will have an initial five-year term and will be subject to one-year extensions unless either party elects not to extend the term.

Agreements Between Point.360 and Its Executive Officers and Directors

In considering the recommendation of the Point.360 Board of Directors described in Item 4 of this Schedule 14D-9 regarding the Offer, the Merger, and the Merger Agreement, Point.360 shareholders should be aware that the executive officers and directors of Point.360 have interests in the Offer, the Merger, and the Merger Agreement that differ in certain respects from the interests of other Point.360 shareholders, as described below.  The Point.360 Board of Directors was aware of these interests and considered them in connection with its approval of the Merger Agreement and recommendation that shareholders tender their Point.360 Shares in the Offer.  As a result of these interests, Point.360’s directors and executive officers may have been more likely to approve the Merger Agreement and recommend that shareholders tender their Point.360 Shares in the Offer than if they did not hold these interests.

Severance Agreements

Point.360 has entered into Severance Agreements, each of which is dated September 30, 2003, with Mr. Bagerdjian and Mr. Steel.  Each agreement provides the officer with a right to receive specified payments if his employment is terminated following a change of control.  Neither Mr. Bagerdjian nor Mr. Steel will serve as an executive officer or employee of Point.360 after the Merger, and neither Mr. Bagerdjian nor Mr. Steel will be entitled to receive any payments under his Severance Agreement by reason of the termination of his employment with Point.360.

Mr. Bagerdjian will serve as New 360’s Chairman of the Board of Directors, President, and Chief Executive Officer, and Mr. Steel will serve as New 360’s Executive Vice President and Chief Financial Officer. Prior to the completion of the Offer, New 360 will assume Point.360’s obligations under the Severance Agreements with Messrs. Bagerdjian and Steel.

The preceding summary is qualified in its entirety by the full text of the Severance Agreements that are filed as Exhibits (e)(11) and (e)(12) to this Schedule 14D-9 and that are incorporated herein by reference.

Point.360 Stock Options

Point.360’s six executive officers and directors received options to purchase Point.360 Shares under one or more of the stock plans that are filed as Exhibits (e)(13), (e)(14), and (e)(15) to this Schedule 14D-9 and that are incorporated herein by reference.  In connection with its approval of the Merger Agreement, the Point.360 Board of Directors determined to accelerate the vesting of any and all stock options that were not fully vested as of April 13, 2007.

Following the execution of the Merger Agreement, each of Point.360’s six executive officers and directors exercised stock options.  As of the date of this Schedule 14D-9, no Point.360 director or executive officer holds any unexercised stock options or other stock-based awards.

Future Employment Arrangements

To Point.360’s knowledge, (1) DG FastChannel does not intend to employ any person who currently serves as an executive director or a director of Point.360, and (2) none of Point.360’s current directors will serve on the Board of Directors of DG FastChannel.   However, as described above, Messrs. Bagerdjian and Steel will serve as executive officers of New 360 after the Merger, and Mr. Bagerdjian will serve as New 360’s Chairman of the Board of Directors.  Furthermore, Robert A. Baker, Sam P. Bell, Greggory J. Hutchins, and G. Samuel Oki, each of whom currently serves as a director of Point.360, will serve as directors of New 360 after the Merger.

New 360 intends to distribute to its shareholders an Information Statement that will describe in more detail the Board of Directors and management of New 360.

Indemnification and Insurance

Section 6.6 of the Merger Agreement requires DG FastChannel, for six years after the closing of the Merger, to indemnify, advance expenses to, and hold harmless, to the fullest extent required or permitted under applicable law and to the extent not covered by insurance, the present and former directors and officers of Point.360 and its subsidiaries in respect of acts or omissions occurring prior to or at the effective time of the Merger, including in connection with the Merger Agreement and the transactions contemplated thereby.  In addition, DG FastChannel, as the surviving corporation in the Merger, is required by Section 6.6 to purchase run-off or “tail” insurance coverage under Point.360’s existing directors’ and officers’ liability insurance polices, or from another insurer, that provides coverage for a period of six years after the effective time of the Merger, for Point.360’s directors and officers for claims arising from facts or events that occurred at, or prior to, the effective time of the Merger Agreement and the consummation of the transactions contemplated thereunder.  Such insurance coverage must be substantially equivalent to the coverage afforded by Point.360’s existing policies, or if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that the aggregate cost for the purchase of such insurance coverage (for the entire six year “tail” coverage period) shall not exceed $210,000.  The preceding summary is qualified in its entirety by the more detailed description of these indemnification and insurance provisions that is contained in Section 6.6 of the Merger Agreement and that is incorporated herein by reference.

Item 4.  The Solicitation or Recommendation

Recommendation of the Point.360 Board of Directors

On April 13, 2007, the Point.360 Board of Directors unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interest of Point.360’s shareholders, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (3) recommended that Point.360’s shareholders, if required by applicable law, approve the Merger Agreement, and (4) recommended that Point.360’s shareholders accept the Offer and tender their Point.360 Shares in the Offer.

A letter to Point.360’s shareholders from Mr. Bagerdjian communicating the recommendation of the Board appears as the cover page to this Schedule 14D-9.  The letter is also filed as Exhibit (a)(3) to this Schedule 14D-9 and is hereby incorporated by reference into this Schedule 14D-9.

Background of the Offer and the Merger

  The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement among Point.360, New 360, and DG FastChannel.  During this period, Haig S. Bagerdjian, Chairman of the Board of Directors, President, and Chief Executive Officer of Point.360, and Scott K. Ginsburg, Chairman of the Board of Directors and Chief Executive Officer of DG FastChannel, held many conversations, both by telephone and in person, about the possible merger of their businesses.  The chronology covers only the key events leading up to the Merger Agreement, and does not purport to catalogue every conversation between representatives of Point.360 and DG FastChannel.

On November 30, 2004, DG FastChannel submitted a written offer to the Point.360 Board of Directors to purchase all outstanding Point.360 Shares at $3.50 per share.  On December 6, 2004, Point.360’s Board of Directors informed DG FastChannel that it was not interested in pursuing the proposed transaction.

Nearly two years elapsed, during which time Messrs. Bagerdjian and Ginsburg continued informal discussions regarding a possible strategic transaction, before Point.360 and DG FastChannel signed a Nondisclosure Agreement on August 16, 2006.  After that agreement was signed, Alan Steel, Executive Vice President and Chief Financial Officer of Point.360, sent Mr. Ginsburg a letter outlining ideas for a possible transaction between the two companies.

On September 11, 2006, DG FastChannel offered to purchase either Point.360’s ads business for $29,000,000 or the entire company for $4.25 per share in a stock-for-stock merger.  In late September 2006, Mr. Bagerdjian informed Mr. Ginsburg that he believed the value of Point.360’s ads business was more than $35,000,000.

On September 29, 2006, DG FastChannel increased its offer for the ads business to $36,000,000.  Point.360’s Board of Directors did not believe this offer was satisfactory.

From October to December 2006, Messrs. Bagerdjian and Ginsburg engaged in informal discussions about DG FastChannel’s interest in Point.360.

On December 22, 2006, DG FastChannel purchased 1,100,000 Point.360 Shares, or approximately 11.4% of then-outstanding Point.360 Shares, from Midwood Capital Management LLC.  In the following weeks, DG FastChannel sought to increase its holdings in Point.360 by purchasing additional Point.360 Shares on the open market.  By January 24, 2007.  DG FastChannel had increased its ownership stake in Point.360 to approximately 16.5% of then-outstanding Point.360 Shares.  During this period, Messrs. Bagerdjian and Ginsburg met in person at Point.360’s headquarters in Burbank, California, and discussed a possible transaction involving the two companies.

On February 5, 2007, Mr. Ginsburg and Omar A. Choucair, Chief Financial Officer of DG FastChannel, met with Messrs. Bagerdjian and Steel at the law offices of Troy & Gould PC in Los Angeles, California.  Also present for the meeting were William Gould and Martin Goldblum of Troy & Gould, serving as outside counsel to Point.360.  The group discussed the terms and structure of DG FastChannel’s proposed acquisition of Point.360’s ads business.  DG FastChannel proposed acquiring all of Point.360 at approximately $4.50 per share in a stock-for-stock exchange.

On February 7, 2007, DG FastChannel sent Point.360 a non-binding letter of intent and proposed merger terms.  The letter indicated that DG FastChannel valued Point.360’s ads business at between $32,000,000 and $36,000,000.

On February 12, 2007, Point.360 sent a letter seeking to clarify certain parts of DG FastChannel’s proposed February 7 letter of intent and attaching certain additional conditions.  Point.360’s letter did not include a valuation of the ads business.

On February 14, 2007, Mr. Choucair sent another non-binding letter of intent to Messrs. Bagerdjian and Steel.  The letter provided additional clarification for certain terms, but maintained its previous valuation of Point.360’s ads business of between $32,000,000 and $36,000,000.

On the same day, Mr. Steel responded to Mr. Choucair and sought further clarification of several aspects of DG FastChannel’s most recent letter of intent.  Mr. Steel also requested that DG FastChannel state a fixed price for the ads business.

On February 15, 2007, Mr. Choucair responded to Mr. Steel that DG FastChannel valued the ads business at $32,000,000.  On the same day, the Point.360 Board of Directors met and discussed, among other things, the status of the discussions between Messrs. Bagerdjian and Ginsburg.  Mr. Bagerdjian told the Board that no agreement had been reached, and that he would keep the Board informed of any progress.

On February 22, 2007, Messrs. Ginsburg and Choucair met with Messrs. Bagerdjian and Steel at Point.360’s offices.  Messrs. Ginsburg and Choucair proposed a stock transaction in which the Point.360 ads business would he valued at $36,500,000.  Messrs. Bagerdjian and Steel took the offer under advisement.

On February 23, 2007, Mr. Ginsburg wrote a letter to Mr. Bagerdjian expressing frustration with the pace of the negotiations and asking the Point.360 Board of Directors to terminate Point.360’s shareholder rights plan.  Mr. Bagerdjian answered that Point.360 would respond once the Point.360 Board of Directors had a full opportunity to review DG FastChannel’s request.

On February 26, 2007, the Point.360 Board of Directors met to consider DG FastChannel’s offer and the February 23 letter from Mr. Ginsburg.  On March 1, 2007, the Point.360 Board of Directors met once again, and determined that DG FastChannel’s offer as structured was not in the best interests of Point.360 or its shareholders.

On March 1, 2007, the Point.360 Board of Directors met again, and determined that DG FastChannel’s offer as structured was not in the best interests of Point.360 or its shareholders.

On March 2, 2007, Mr. Bagerdjian sent an e-mail to Mr. Ginsburg outlining revised terms and conditions for a possible transaction.

On March 2, 2007, Mr. Steel sent to Mr. Ginsburg a non-binding letter of intent that outlined the terms and conditions pursuant to which Point.360 was prepared to proceed with merger negotiations.  The non-binding letter proposed that Point.360 and DG FastChannel enter into an exchange offer and agreement of merger.  According to the proposed terms of the letter, prior to the completion of the offer, Point.360 would (1) contribute to a new entity all of the assets of Point.360 not related to the ads business and (2) distribute shares in the new entity to existing Point.360 shareholders.  In addition, under the letter’s terms, DG FastChannel would offer aggregate consideration of 2,000,000 shares of its common stock and the assumption of $7,000,000 of Point.360 debt in exchange for all Point.360 Shares other than those already owned by DG FastChannel.  The letter of intent also proposed that Point.360 and DG FastChannel would execute a post-production services agreement pursuant to which, after the merger, DG FastChannel would outsource vaulting and post-production services to the newly-created entity.  The parties agreed to move forward with drafting documents related to the transaction on the basis of this letter of intent.

On March 5, 2007, DG FastChannel sent a due diligence request list to Point.360.  Two days later, Latham & Watkins LLP, counsel to DG FastChannel, distributed a draft Merger Agreement to Troy & Gould. On March 10, 2007, Latham & Watkins distributed to Troy & Gould various ancillary and support agreements related to the Merger Agreement.

On March 12, 2007, Messrs. Bagerdjian and Steel and attorneys from Troy & Gould participated in a conference call with Messrs. Ginsburg and Choucair and representatives from Latham & Watkins.  The participants negotiated various issues regarding the structure of the transaction and terms and conditions set forth in the draft transaction agreements.  They discussed, among other things, the timing of the Offer and the Spin-Off and whether Point.360 would have limited flexibility to continue discussions with third parties regarding alternative transactions.  Subsequent to that conference call, attorneys from Troy & Gould and Latham & Watkins continued to negotiate the transaction agreements.

During the week of March 12, 2007, Point.360 provided DG FastChannel and its other advisors with various documents in response to DG FastChannel’s due diligence request.  The materials related to Point.360’s business, operations, and financial condition.

On March 20, 2007, Latham & Watkins circulated revised drafts of the transaction agreements.

On March 27, 2007, Mr. Bagerdjian spoke with Mr. Ginsburg to resolve various issues regarding the Merger Agreement.  On the same day, Messrs. Bagerdjian and Steel, along with attorneys from Troy & Gould, spoke on the telephone with representatives of Latham & Watkins regarding the ancillary and support agreements relating to the Merger Agreement.

On March 29, 2007, Mr. Bagerdjian reported to the Point.360 Board of Directors about the progress of negotiations with DG FastChannel.  The directors asked Mr. Bagerdjian to keep them informed as negotiations continued, and Mr. Bagerdjian agreed.

On March 30, 2007, Point.360 engaged Marshall and Stevens Incorporated (“Marshall & Stevens”) to provide a fairness opinion to the Point.360 Board of Directors with respect to the proposed transaction.

On April 2, 2007, Messrs. Bagerdjian and Steel and attorneys from Troy & Gould participated in a conference call with Messrs. Ginsburg and Choucair and representatives from Latham & Watkins.  The participants discussed unresolved diligence items and engaged in further negotiations over the Merger Agreement and certain ancillary agreements.

Throughout the first two weeks in April, attorneys from Troy & Gould and Latham & Watkins continued to negotiate the Merger Agreement and ancillary agreements.  At the same time, DG FastChannel and its other advisers continued to conduct due diligence on Point.360’s ads business.

On April 9, 2007, Messrs. Steel and Choucair clarified certain terms of the Merger Agreement.

On April 12, 2007, and again the next day, Messrs. Bagerdjian and Steel, along with attorneys from Troy & Gould, spoke on the telephone with attorneys at Latham & Watkins regarding the ancillary agreements to the Merger Agreement.

On April 13, 2007, Point.360’s Board of Directors met and approved the transaction with DG FastChannel, including the Spin-Off of the post-production business and of other assets not relating to the ads business.  At the meeting, Marshall & Stevens delivered its opinion that the transaction was fair to the shareholders of Point.360, and Troy & Gould expressed a tax opinion that the Spin-Off would qualify as a tax-free reorganization under the Internal Revenue Code.

Throughout the morning and afternoon on April 15, 2007, Messrs. Bagerdjian and Ginsburg negotiated the terms of the Post Production Services Agreement.  Subsequent to those discussions, Messrs. Bagerdjian and Steel and attorneys from Troy & Gould spoke on the telephone with representatives from Latham & Watkins regarding the other ancillary agreements to the Merger Agreement.

On April 15, 2007, DG FastChannel’s Board of Directors approved the Merger Agreement, the Offer, the Merger, and the various ancillary agreements to be executed pursuant to the Merger Agreement.

On April 16, 2007, after the close of the financial markets in New York, (1) Point.360, New 360, and DG FastChannel executed the Merger Agreement and the Contribution Agreement, and (2) Mr. Bagerdjian and DG FastChannel executed a Support Agreement pursuant to which, among other things, Mr. Bagerdjian agreed to tender all of his Point.360 Shares in the Offer.  On the same day, Point.360 and DG FastChannel issued separate press releases announcing the execution of the Merger Agreement and the Contribution Agreement.

On June 22, 2007, Point.360, New 360, and DG FastChannel amended the Merger Agreement and the Contribution Agreement to state that (1) DG will receive its pro rata portion of shares of New 360 common stock in the Spin-Off, and (2) DG will contribute those shares to New 360, without consideration, prior to the completion of the Offer.

Reasons for the Board of Directors’ Recommendation

In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend that Point.360’s shareholders accept the Offer and tender their Point.360 Shares in the Offer, the Point.360 Board of Directors discussed the proposed transactions with its financial and legal advisors and considered a number of factors, including, without limitation, those described below:

•                                          Marshall & Stevens’ opinion to the Board, which is attached to this Schedule 14D-9 as Annex A, that (1) the receipt by Point.360’s shareholders of shares of New 360 common stock and DG FastChannel common stock in connection with the transactions contemplated by the Merger Agreement and the Contribution Agreement is fair, from a financial point of view, to Point.360’s shareholders (other than DG FastChannel), and (2) the fair market value of New 360 (the stock of which will be distributed in the Spin-Off to Point.360’s shareholders) is $20,500,000 after giving effect to the transfer to New 360 by Point.360 of its post-production business and all other assets not used exclusively in connection with the ads business;

•                                          That the common stock of DG FastChannel and New 360 to be received by Point.360’s shareholders may have a higher aggregate market value after the completion of the transactions contemplated by the Merger Agreement than the Point.360 Shares would have if these transactions did not occur;

•                                          That the separation of New 360 from Point.360 and the merger of Point.360 into DG FastChannel will provide investors with two investment options (DG FastChannel and New 360) involving companies that are primarily engaged in separate lines of business (the ads business and the post-production business), and that Point.360’s shareholders may benefit from this investment diversification;

•                                          That the most successful providers of products and services similar to the ads business may be those with the greatest financial resources, the most extensive publisher networks, and the broadest array of products and services, and that the combination of Point.360’s ads business with DG FastChannel’s resources may accomplish this objective by enabling the combined company to compete more effectively with third parties;

•                                          That the combination of Point.360’s ads business with DG FastChannel may enable the combined company to increase net operating margins by reducing the cost of duplicative facilities and duplicative marketing, communications, and administrative activities;

•                                          The Board’s view of the unlikelihood that Point.360 could be sold for a higher purchase price than the aggregate value of the DG FastChannel and New 360 common stock to be received by Point.360’s shareholders through the Offer, the Merger, and the Spin-Off;

•                                          That the Spin-Off will permit New 360 management to design and implement corporate policies and strategies, and to concentrate financial resources, on one primary line of business, the post-production business, and that this may increase shareholder value;

•                                          That the Merger is structured as a tax-free exchange for Point.360’s shareholders, and that the Spin-Off is also a tax-free transaction;

•                                          The availability of dissenters’ rights to Point.360’s shareholders, if the holders of at least five percent of the outstanding Point.360 Shares properly exercise their dissenters’ rights under California law; and

•                                          The Board’s view that the various risks associated with the Offer, the Merger, and the Spin-Off (including, without limitation, the risks described in the Prospectus under the heading “Risk Factors” and in New 360’s Information Statement which is included as part of Amendment No. 1 to the Registration Statement on Form 10 filed with the SEC on June 22,

2007 and which will be delivered to New 360’s shareholders) are outweighed by the potential benefits described above.

The preceding discussion of factors considered by the Board of Directors is not intended to be exhaustive, but does set forth the principal factors considered by the Board in approving the Merger Agreement and the transactions contemplated thereby and in recommending that Point.360’s shareholders accept the Offer and tender their Point.360 Shares in the Offer.  The Board did not find it practicable to, and therefore did not, quantify, rank, or otherwise assign relative or specific weights or values to any of those factors.  Instead, the Board members made their decisions based upon the totality of the information that they considered.  In addition, individual members of the Board may have given different weights to different factors.

Intent to Tender

On April 16, 2007, Haig S. Bagerdjian, Point.360’s Chairman of the Board of Directors, President, and Chief Executive Officer, entered into a Support Agreement with DG FastChannel pursuant to which Mr. Bagerdjian agreed, among other things, to tender all of his Point.360 Shares in the Offer.  As of June 15, 2007, Mr. Bagerdjian beneficially owned 3,070,234 Point.360 Shares.  To Point.360’s knowledge, all other executive officers and directors of Point.360 intend to tender all of their Point.360 Shares in the Offer.  As of June 15, 2007, executive officers and directors other than Mr. Bagerdjian beneficially owned 145,900 Point.360 Shares, including 20,000 shares that may be purchased pursuant to exercisable options.  As of June 15, 2007, Point.360’s executive officers and directors owned approximately 26.4% of all outstanding Point.360 Shares on a fully diluted basis.  No Point.360 Shares are beneficially owned by any subsidiary of Point.360.

According to a Schedule 13D that Julia Stefanko filed with the SEC on March 31, 2006, Ms. Stefanko beneficially owned 1,252,568 Point.360 Shares as of that date, representing approximately 10.3% of all outstanding Point.360 Shares on a fully diluted basis.  To Point.360’s knowledge, Ms. Stefanko intends to tender all of her Point.360 Shares in the Offer.

Opinion of Point.360’s Financial Advisor

In connection with the Offer, the Merger, and the Spin-Off, the Board of Directors of Point.360 retained Marshall & Stevens as its financial advisor.  On April 13, 2007, Marshall & Stevens delivered an oral opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by Point.360’s shareholders pursuant to the Merger Agreement and the Contribution Agreement.  Marshall & Stevens also has delivered its written opinion to the Board of Directors that, as of April 13, 2007, and based upon the qualifications, assumptions, limiting conditions, and other matters set forth in the written opinion, (1) the receipt by Point.360’s shareholders of shares of New 360 common stock and DG FastChannel common stock in connection with the transactions contemplated by the Merger Agreement and the Contribution Agreement is fair, from a financial point of view, to Point.360’s shareholders (other than DG FastChannel), and (2) the fair market value of New 360 is $20,500,000, after giving effect to the transfer to New 360 by Point.360 of its post-production business and all other assets not used exclusively in connection with the ads business and the distribution to Point.360’s shareholders of all shares of New 360 which will be consummated pursuant to the Merger Agreement and the Contribution Agreement.

The full text of Marshall & Stevens’ written opinion, which sets forth the assumptions made, matters considered, and limits on the review undertaken, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference.  The following summary of the Marshall & Stevens opinion is qualified in its entirety by reference to the full text of the opinion.  Point.360 shareholders are urged to carefully read the opinion in its entirety, including the description of assumptions and limiting conditions included therein.

In reading the description of the Marshall & Stevens fairness opinion set forth below, you should be aware that such fairness opinion (1) was provided to the Point.360 Board of Directors for its benefit in connection with the separation of New 360 from Point.360 and the subsequent merger of Point.360 into DG FastChannel, (2) does not constitute a recommendation to the Board of Directors in connection with such transactions, (3) does not constitute a recommendation to any shareholders of Point.360 as to tendering their shares in connection with the Offer, and (4) does not address the underlying business decision to sign the Merger Agreement and the Contribution Agreement or the relative merits of the agreements.

Marshall & Stevens evaluated the financial fairness of the consideration to be received by Point.360 shareholders pursuant to the Merger Agreement and the Contribution Agreement, the terms and conditions of which were determined by negotiations between Point.360 and DG FastChannel.  Marshall & Stevens did not recommend the amount of consideration to be paid pursuant to the Merger Agreement.  The Point.360 Board of Directors provided specific instructions that Marshall & Stevens was not to review the financial condition of DG or to determine whether the current stock price of DG fully reflected the fair market value of such stock.  The Point.360 Board of Directors believed that it would not be cost effective or productive for Marshall & Stevens to review those matters since DG’s common stock is actively and publicly traded on the Nasdaq Global Market, and Marshall & Stevens concurred with the Board’s decision.

In connection with its opinion, Marshall & Stevens made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances.  Among other things, Marshall & Stevens met with management of Point.360 and reviewed:

1.               The Merger Agreement and the Contribution Agreement, each dated as of April 16, 2007;

2.               New 360’s business plan for the fiscal year ended December 31, 2007;

3.               Form 10-K Annual Reports of Point.360 for the fiscal years ended December 31, 2005 and December 31, 2006;

4.               Unaudited New 360 financial statements for fiscal years ended December 31, 2003, 2004, 2005, and 2006;

5.               Unaudited New 360 financial statements for the interim two-month period ended February 28, 2007;

6.               Unaudited  New 360 financial statements for the trailing twelve-month period ended February 28, 2007;

7.               Form of Working Capital Reconciliation Agreement to be executed by DG FastChannel and New 360;

8.               Support Agreement between DG FastChannel and Haig S. Bagerdjian, dated as of April 16, 2007;

9.               Media Distribution Service Agreement between Point.360 and DG FastChannel dated as of April 16, 2007;

10.         Form of Noncompetition Agreement to be executed by DG FastChannel and New 360;

11.         Form of Indemnification and Tax Matters Agreement to be executed by DG FastChannel and New 360;

12.         Historical market prices and trading volumes associated with Point.360;

13.         Publicly available financial data for certain companies deemed comparable to New 360; and

14.         Various product brochures and other literature relative to New 360.

In rendering its opinion, Marshall & Stevens did not independently verify the accuracy and completeness of the financial information or other information furnished by Point.360, orally or in writing, or other information obtained from publicly available sources.  Marshall & Stevens reviewed the most current and best available estimates and judgments of the management of Point.360 as to New 360’s expected future financial and operating performance and did not undertake any obligation to assess whether such forecasts, estimates or judgments were reasonable or were likely to be accurate, nor did Marshall & Stevens undertake any obligation independently to verify the underlying assumptions made in connection with such forecasts, estimates, or judgments.  Marshall & Stevens did not make an independent valuation or appraisal of any particular assets or liabilities of New 360.  Marshall & Stevens’ opinion is based on business, economic, market, and other conditions as they existed as of the date of the opinion.  Marshall & Stevens assumed that the factual circumstances, agreements, and terms, as they existed at the date of the opinion, will remain substantially unchanged through the time the Merger is completed.

Marshall & Stevens did not (1) opine as to the tax or accounting treatment of the Merger or any related matter thereto, (2) assess the impact of compliance with any labor laws, including, without limitation, the federal Worker Adjustment and Retraining Notification (WARN) Act, or (3) rely upon any third-party appraisals in arriving at its opinion.  Additional assumptions and limiting conditions, upon which the opinion is based, include, without limitation, the following:

•                  No investigation of legal title was made by Marshall & Stevens, and Marshall & Stevens rendered no opinion as to ownership of New 360 or the underlying assets; however, Marshall & Stevens did assume good title as to New 360’s assets and that the title of such assets was marketable;

•                  The dollar amount of any value reported by Marshall & Stevens was based upon the purchasing power of the U.S. dollar as of April 13, 2007, the date of the opinion, and Marshall & Stevens assumes no responsibility for economic or physical factors occurring subsequent to the valuation date which may affect the opinion;

•                  Information supplied by others that was considered in Marshall & Stevens’ analysis is from sources believed to be reliable, no further responsibility is assumed for its accuracy, and Marshall & Stevens reserves the right to make adjustments to its opinion based upon consideration of additional or more reliable data that may become available subsequent to the issuance of its opinion;

•                  Marshall & Stevens assumed that there are no hidden or unexpected conditions of the assets of New 360 that would adversely affect its opinion or New 360’s value;

•                  Neither the analysts involved nor any officer or director of Marshall & Stevens has any financial interest in New 360; and

•                  No opinion is intended to be expressed for matters that require legal or specialized expertise, investigation, or knowledge beyond that customarily employed by financial analysts.

The following paragraphs summarize the material analyses performed by Marshall & Stevens in arriving at its opinion and reviewed with the Board of Directors of Point.360 but do not purport to be a complete description of the analyses performed by Marshall & Stevens.

Marshall & Stevens reviewed Point.360’s background, stock price performance, competitive position, competitive advantages, financial position, and operations.  Marshall & Stevens also performed a review of

Point.360’s industry.  Marshall & Stevens evaluated Point.360’s stock value by utilizing the income approach and the public market approach, arriving at a mean value of common equity of $25,800,000, and Marshall & Stevens determined that the fair market value of New 360 is $20,500,000.

Income Approach

The income approach is based on the principle of anticipation.  The market value of invested capital of a company is equal to the total present value of the perpetual stream of cash flow it is expected to generate.  To apply the income approach, Marshall & Stevens projected revenue from the valuation date to the end of the current fiscal year and for a number of years thereafter, subtracting anticipated expenses.  Marshall & Stevens then calculated the present value of periodic cash flow using Point.360’s weighted average cost of capital (“WACC”).  Using a range of long-term rates of growth (2.0% to 4.0%) and a range of WACC (15.5% to 17.5%), Marshall & Stevens found a range of value based upon the income approach of $21,000,000 to $26,200,000.

Public Market Approach

The public market approach is based upon the principle of substitution.  Marshall & Stevens evaluated the 16 comparable companies listed below to determine a range of multiples of typical measures of profitability, such as revenue, EBITDA and EBIT with respect to enterprise value and net income and the book value of shareholders’ equity with respect to market capitalization.  Using a range of revenue multiples (0.9 to 1.1), a range of EBITDA multiples (7.0 to 9.0), and a range of EBIT multiples (9.0 to 11.0), Marshall & Stevens found a range of value based upon the public market approach of $18,500,000 to $37,000,000.

Marshall & Stevens evaluated the following comparable companies:

DG FastChannel, Inc.	Discovery Holding Co.

DTS Inc.	Liberty Media Capital

Adrenaline Nation Entertainment, Inc.	Broadview Institute, Inc.

CKX Inc.	DIC Entertainment Corporation

Image Entertainment Inc.	DreamWorks Animation SKG Inc.

First Look Studios Inc.	Genius Products, Inc.

Gener8Xion Entertainment Inc.	4 Kids Entertainment Corp.

Lions Gate Entertainment Corp.	TAG Entertainment Corp.

Using the income approach and the public market approach, Marshall & Stevens generated the following summary of value of Point.360’s common equity:

POINT.360 - ADS

$ in 000s

Purchase Price

Stock *	$34,160

Assumption of Debt	7,000

Assumption of Working Capital	3,000

Total Purchase Price	$44,160

Summary of Value	Low	Mean	High

Income Approach (Rounded)	$21,000	$23,200	$26,200

Market Approach -Guideline Companies (Rounded)	18,500	28,400	37,000

Value of Common Equity (Rounded)	$19,750	$25,800	$31,600

Purchase Price	44,160	44,160	44,160

Purchase Price Premium	123.6%	71.2%	39.7%

* Based on DGIT Stock Closing Price of $17.08 for April 24, 2007. Subject to change based on closing date of Transaction.

The preparation of a fairness opinion is a complex process that involves various judgments and determinations as to the most appropriate and relevant methods of financial and valuation analysis and the application of those methods to the particular circumstances.  The opinion is, therefore, not necessarily susceptible to partial analysis or summary description.  Marshall & Stevens believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all of the analyses and factors, would create a misleading and incomplete view of the processes underlying its opinion.  Marshall & Stevens did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion.  In arriving at its opinion, Marshall & Stevens did not assign any particular weight to any analysis or factor considered by it, but rather made qualitative judgments based upon its experience in providing such opinions and on then-existing economic, monetary, financial, capital markets, general business, and other conditions as to the significance of each analysis and factor.  In performing its analyses, Marshall & Stevens, at Point.360’s direction and with the consent of the Board of Directors, made assumptions with respect to industry performance, general business conditions, and other matters, many of which are beyond the control of Point.360, the Board of Directors, and Marshall & Stevens.  Any assumed estimates implicitly contained in Marshall & Stevens’ opinion or relied upon by Marshall & Stevens in rendering its opinion do not necessarily reflect actual values or predict future results or values.  Any estimates relating to the value of the business or securities do not purport to be appraisals or to necessarily reflect the prices at which companies or securities may actually be sold or traded.

Item 5.  Persons/Assets Retained, Employed, Compensated, or Used

In connection with the Offer, the Merger, and the Spin-Off, the Board of Directors of Point.360 retained Marshall & Stevens as its financial advisor, including for purposes of rendering the opinion attached to this Schedule 14D-9 as Annex A.  Marshall & Stevens was selected by the Board based on Marshall & Stevens’ qualifications, expertise, and reputation.  Marshall & Stevens is a nationally-recognized financial advisory firm that is engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions and business and securities valuations for a variety of regulatory and planning purposes.

Pursuant to the terms of an engagement letter with Marshall & Stevens, Point.360 has agreed to pay Marshall & Stevens a customary fee for its services in connection with its engagement as financial advisor and to reimburse Marshall & Stevens for its out-of-pocket expenses related to its services.  No portion of Marshall & Stevens’ fee is contingent upon the consummation of the Merger or the conclusions reached by Marshall & Stevens in its written opinion.

Except as described above, neither Point.360 nor any person acting on its behalf has employed, retained, compensated, or used any person to make solicitations or recommendations to shareholders of Point.360 with respect to the Offer, the Merger, or the Spin-Off.

Item 6.  Interest in Securities of the Subject Company

During the sixty days prior to the filing of this Schedule 14D-9 with the SEC, no transactions in Point.360 Shares have been effected by Point.360 or, to Point.360’s knowledge, by any of its executive officers, directors, affiliates, or subsidiaries, except that (1) two of Point.360’s directors exercised certain stock options by acquiring Point.360 Shares from Point.360, and (2) four directors of Point.360 sold on the open market Point.360 Shares that they acquired upon the exercise of their stock options, as set forth below:

Name and Position	Transaction Date	Shares Acquired (#)	Option Exercise Price Per Share	Shares Sold (#)	Sale Price Per Share
Robert A. Baker Director	5/1/07	0	N/A	12,500	$5.27
Sam P. Bell Director	5/31/07	40,000	$2.08-$3.40	20,000	$5.65
Greggory Hutchins Director	6/4/07	27,500	$2.95-$3.40	21,500	$5.78
G. Samuel Oki Director	6/15/07	20,000	$3.40-$4.63	15,000	$5.88

Item 7.  Purposes of the Transaction and Plans or Proposals

Except as described in this Schedule 14D-9, Point.360 is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Point.360’s securities by Point.360, any subsidiary of Point.360, or any other person, (2) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving Point.360 or any subsidiary of Point.360, (3) any purchase, sale, or transfer of a material amount of assets of Point.360 or any subsidiary of Point.360, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Point.360.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors of Point.360, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.  Additional Information

Rights Agreement Amendment

In connection with the execution of the Merger Agreement, on April 16, 2007, Point.360 amended the Rights Agreement in order to make various provisions of the Rights Agreement, including the exercise of the Rights, inapplicable to (1) the acquisition of Point.360 Shares by DG FastChannel pursuant to the Offer, (2) the Merger, or (3) the other transactions contemplated by the Merger Agreement.  The preceding summary is qualified in its entirety by reference to the Amendment to Amended and Restated Rights Agreement, dated as of April 16, 2007, between Point.360 and American Stock Transfer & Trust Company, as rights agent, which is filed as Exhibit (e)(16) to this Schedule 14D-9.

Short-Form Merger

Point.360 is a California corporation, and DG FastChannel is a Delaware corporation.  If, after completion of the Offer, DG FastChannel beneficially owns at least 90% of the outstanding Point.360 Shares (including because DG FastChannel has exercised its “top-up option” in the Merger Agreement to purchase Point.360 Shares directly from Point.360), then, pursuant to California and Delaware law, DG FastChannel will be entitled to complete the Merger without any vote or other approval by Point.360’s shareholders.  If DG FastChannel completes the Offer but owns less than 90% of the outstanding Point.360 Shares and DG FastChannel does not exercise its option under the Merger Agreement to purchase Point.360 Shares directly from Point.360, than the Merger will require the approval of Point.360’s shareholders.  As the then-majority shareholder of Point.360, DG FastChannel will be entitled to approve the Merger by a written consent signed only by DG FastChannel.  In that circumstance, DG FastChannel would then complete the Merger after a definitive information statement regarding the Merger is disseminated to Point.360’s shareholders.

Dissenters’ Rights

Point.360 shareholders do not have any dissenters’ rights in connection with the Offer.  Assuming that the proposed Merger is not terminated or abandoned, Point.360 shareholders may be entitled to exercise dissenters’ rights under Chapter 13 of the California General Corporation Law (“Chapter 13”) if they did not exchange their Point.360 Shares in the Offer and if they did not vote in favor of the Merger.

A shareholder who properly exercises dissenters’ rights under Chapter 13 will be entitled to receive an amount in cash equal to the fair market value of his or her Point.360 Shares as of April 16, 2007 and without taking into account any appreciation resulting from the Offer or the Merger.  Such fair market value may be more or less than the Offer Consideration.  Furthermore, dissenters’ rights will not be available under Chapter 13 unless shareholders owning at least five percent of all outstanding Point.360 Shares file proper demands for payment pursuant to Chapter 13.

The preceding summary of dissenters’ rights is qualified by the discussion of such rights in the Prospectus, under the heading “The Offer — Appraisal Rights,” and by the full text of Chapter 13 attached to the Prospectus as Annex D, each of which is incorporated herein by reference.  Annex D to the Prospectus should be reviewed carefully by any Point.360 shareholder who desires to exercise dissenters’ rights since the procedures set forth in Chapter 13 must be followed exactly or any dissenters’ rights may be lost.

DG FastChannel will mail additional information regarding the procedures to be followed in connection with the exercise of dissenters’ rights to Point.360 shareholders who may be entitled to exercise dissenters’ rights.  Any Point.360 shareholder who exchanges Point.360 Shares pursuant to the acceptance of the Offer will be entitled only to receive the Offer Consideration.

Item 9.  Exhibits

Exhibit No.	Description
(a)(1)

Prospectus of DG FastChannel, dated June 8, 2007, as amended on June 27, 2007 (incorporated by reference to the Prospectus included in the Registration Statement on Form S-4 filed by DG FastChannel on June 8, 2007, and amended on June 27, 2007 (the “Form S-4”)).

(a)(2)	Form of Letter of Transmittal of DG FastChannel (incorporated by reference to Exhibit 99.2 to the Form S-4).

(a)(3)	Letter to the shareholders of Point.360 from the Chairman of the Board of Directors and Chief Executive Officer of Point.360, dated June 27, 2007 (filed with this Schedule 14D-9).

(a)(4)	Opinion of Marshall & Stevens, dated April 13, 2007 (attached as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger and Reorganization, dated as of April 16, 2007, among Point.360, New 360, and DG FastChannel (incorporated by reference to Annex A to the Form S-4).

(e)(2)	First Amendment to Agreement and Plan of Merger and Reorganization, dated as of June 22, 2007, among Point.360, New 360, and DG FastChannel (incorporated by reference to Annex A to the Form S-4).

(e)(3)	Contribution Agreement, dated as of April 16, 2007, among Point.360, New 360, and DG FastChannel (incorporated by reference to Annex B to the Form S-4).

(e)(4)	First Amendment to Contribution Agreement, dated as of June 22, 2007, among Point.360, New 360, and DG FastChannel (incorporated by reference to Annex B to the Form S-4).

(e)(5)	Support Agreement, dated as of April 16, 2007, between DG FastChannel and Haig S. Bagerdjian (incorporated by reference to Exhibit 10.1 to the Form S-4).

(e)(6)	Form of Working Capital Reconciliation Agreement to be entered into among Point 360, New 360, and DG FastChannel (incorporated by reference to Exhibit 10.2 to the Form S-4).

(e)(7)	Form of Indemnification and Tax Matters Agreement to be entered into between New 360 and DG FastChannel (incorporated by reference to Exhibit 10.3 to the Form S-4).

(e)(8)	Form of Noncompetition Agreement to be entered into between New 360 and DG FastChannel (incorporated by reference to Exhibit 10.4 to the Form S-4).

(e)(9)	Form of Officer Confidentiality Agreement to be entered into among DG FastChannel, Haig S. Bagerdjian, and Alan R. Steel (incorporated by reference to Exhibit 10.5 to the Form S-4).

(e)(10)

Form of Post Production Services Agreement to be entered into between New 360 and DG FastChannel (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form 10 filed by New 360 on May 15, 2007).

(e)(11)

Severance Agreement, dated September 30, 2003, between Point.360 and Haig S. Bagerdjian, to be assumed by New 360 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form 10 filed by New 360 on May 15, 2007).

(e)(12)

Severance Agreement, dated September 30, 2003, between Point.360 and Alan R. Steel, to be assumed by New 360 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form 10 filed by New 360 on May 15, 2007).

(e)(13)	1996 Stock Incentive Plan of Point.360, as amended (incorporated by reference to Exhibits 4.1, 4.2, and 4.3 to the Registration Statement on Form S-8 filed by Point.360 on September 7, 2001).

(e)(14)	2000 Nonqualified Stock Option Plan of Point.360, as amended (incorporated by reference to Exhibits 4.1 and 4.2 to the Registration Statement on Form S-8 filed by Point.360 on September 7, 2001).

(e)(15)	2005 Equity Incentive Plan of Point.360 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed by Point.360 on May 26, 2005).

(e)(16)

Amendment to Amended and Restated Rights Agreement, dated as of April 16, 2007, between Point.360 and American Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Point.360 on April 18, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

POINT.360

By:	/s/ HAIG S. BAGERDJIAN

Name: Haig S. Bagerdjian Title: Chairman of the Board of Directors, President, and Chief Executive Officer

Dated:  June 27, 2007

ANNEX A

OPINION OF MARSHALL & STEVENS INCORPORATED

April 13, 2007

Board of Directors of

Point.360

2777 North Ontario Street

Burbank, CA 91504

Dear Board of Directors:

It is our understanding that Point.360 (herein referred to as the Company or the Seller) has entered into an Agreement and Plan of Merger (herein referred to as the Agreement), dated April 16, 2007, between DG FastChannel Inc. (herein referred to as the Buyer) and the Company whereby the Buyer plans to acquire the ADS Business (“ADS Business”) from the Company and the Company’s Post Production Business will be transferred to a new, wholly-owned, subsidiary (New 360), the shares of which will be distributed to the shareholders of the Company (herein referred to as the Transaction.)  The Board of Directors of the Seller has requested Marshall & Stevens, Inc., (herein referred to as Marshall & Stevens) to prepare a Fairness Opinion (herein referred to as the Opinion) on behalf of the Board of Directors of the Company.   The Board of Directors of the Seller has also requested Marshall & Stevens to prepare a Fair Market Valuation of the Stock Distribution (herein referred to as the Valuation) on behalf of the Board of Directors of the Company.

You have requested our Opinion as to whether the Transaction is fair from a financial point of view, pursuant to the terms and conditions set forth in the Agreement between the Buyer and Seller.  We have not been engaged to give advice on whether the shareholders should approve the Buyer’s offer, nor have we been requested to seek or identify alternative business strategies and no such advice or alternative business strategy is given or provided. Marshall & Stevens is of the opinion that, as of April 13, 2007, and based upon qualifications, assumptions, limiting conditions and other matters set forth herein, the receipt by Point.360’s shareholders of shares of New 360 common stock and DG common stock in connection with the transactions contemplated by the Merger Agreement and the Contribution Agreement is fair, from a financial point of view, to Point.360’s shareholders (other than DG.) The date of this Opinion is as of April 13, 2007.

You have requested our Valuation to determine the fair market value of the distribution of stock of New 360, pursuant to the terms and conditions set forth in the Agreement between the Buyer and Seller.  We have not been engaged to give advice on whether the shareholders should approve the Buyer’s offer, nor have we been requested to seek or identify alternative business strategies and no such advice or alternative business strategy is given or provided.  As of April 13, 2007, assuming the contribution of the Company’s Post Production Business to New 360 pursuant to the terms of this Agreement, the fair market value of New 360 is $20.5 million. The date of this Valuation is as of April 13, 2007.

In arriving at our Opinion and Valuation conclusions, we made such reviews, analyses and inquiries of other information as we deemed necessary and appropriate, such as, but not limited to:

1.             Agreement and Plan of Merger dated April 16, 2007;

2.             The Company’s business plan for the ADS Business fiscal year ended December 31 2007;

3.                                       Form 10-K Annual Report of the Company for the fiscal years ended December 31, 2005 and December 31, 2006;

4.                                       Unaudited financial statements for the ADS Business and for New 360 for fiscal years ended December 31, 2003, 2004, 2005, and 2006;

5.                                       Unaudited financial statements for interim two-month period for the ADS Business and New 360 ended February 28, 2007;

6.                                       Unaudited financial statements for the trailing twelve-month period for the ADS Business and New 360 ended February 28, 2007;

7.                                       Proforma projected income statements for New 360 for the fiscal years ending December 31, 2007, 2008 and 2009.

8.             Form of Working Capital Reconciliation Agreement;

9.                                       Support Agreement between the Buyer and Haig S. Bagerdjian, a Shareholder, dated April 16, 2007;

10.           Media Distribution Service Agreement, dated April 16, 2007;

11.           Contribution Agreement, dated April 16, 2007;

12.           Form of Noncompetition Agreement;

13.           Form of Indemnification and Tax Matters Agreement;

14.           Met with the management of the Company  to discuss the Transaction;

15.           Reviewed the historical market prices and trading volumes associated with the Company;

16.                                 Reviewed publicly available financial data for certain companies which we deemed comparable to the Company; and

17.           Various product brochures and other literature relative to the Company.

In addition to reviewing the above information, we have among other things:

1.               Considered the nature of its business and its history; the Company’s earnings before interest and taxes (EBIT); earnings before interest, taxes, depreciation and amortization (EBITDA); revenues; book capital; and total assets for the past four fiscal years (2003-2006) and the latest interim periods; the outlook for future EBIT, EBITDA and revenues; the Company’s financial condition; and the Company’s dividend-paying capacity;

2.               Analyzed financial statements, prices and other materials regarding guideline publicly traded companies in the media distribution industry; required rates of return on debt and equity capital; materials discussing the economic outlook, in general; and the specific outlook for the media distribution industry; and such other material as we deemed appropriate;

3.               Analyzed the financial terms and operating results and financial conditions of companies, to the extent publicly available, involved in certain recent business combinations in the media distribution industry;

4.               Compared certain statistical and financial information of the Company with similar information for certain guideline publicly traded companies in the media distribution industry;

5.               Visited the Company’s headquarters in Burbank, California, conducted interviews with management and relied upon their representations concerning the operations, financial condition, future prospects, and projected operations and performance of the Company; and

6.               Conducted such other financial studies, analyses and inquiries, and considered such other matters as we deemed necessary and appropriate for our Opinion.

In rendering our Opinion and Valuation, we have not independently verified the accuracy and completeness of the financial information or other information furnished by the Company, orally or in writing, or other information obtained from publicly available sources.  We reviewed most current and best available estimates and judgments of the management of the Company, as to the expected future financial and operating performance of the Company, and did not undertake any obligation to assess whether such forecasts, estimates or judgments were reasonable or were likely to be accurate, nor did we undertake any obligation independently to verify the underlying assumptions made in connection with such forecasts, estimates or judgments.  In addition, we did not make an independent valuation or appraisal of any particular assets or liabilities of the Company.  Our Opinion and Valuation is based on business, economic, market and other conditions as they exist as of the date of this Opinion and Valuation.  We have assumed that the factual circumstances, agreements and terms, as they exist at the date of this Opinion and Valuation, will remain substantially unchanged through the time the Transaction is completed.  Marshall & Stevens did not (i) opine as to the tax or accounting treatment of the Transaction or any related matter thereto, (ii) assess the impact of compliance with any labor laws, including without limitations, the Federal Warn Act, or (iii) rely upon any third party appraisals in arriving at this Opinion and Valuation.

This Opinion and Valuation has been prepared for the benefit of the Board of Directors of the Seller in connection with the Transaction.  This Opinion and Valuation may be included in the proxy statement sent by the Company to its shareholders concerning the Transaction so long as the Opinion and Valuation is reproduced in full in such proxy statement and any summary of the Opinion and Valuation in the proxy statement is reasonably acceptable to Marshall & Stevens.  Our fee for this Opinion and Valuation is not contingent upon our conclusion regarding the fairness of the consideration received by the shareholders of the Company other than the Buyer.

Based upon the foregoing and upon such other factors as deemed relevant, including the attached assumptions and limiting conditions, it is our Opinion and Valuation, that as of the date of this Opinion and Valuation, the Transaction is fair to the shareholders of the Company other than the Buyer, from a financial point of view, pursuant to the terms and subject to the conditions set forth in the Agreement.  It is also our opinion assuming that, the contribution of the Company’s Post Production Business to New 360 pursuant to the terms of this Agreement, the fair market value of New 360 is $20.5 million.

Very truly yours,

MARSHALL & STEVENS INCORPORATED

Assumptions and Limiting Conditions

The opinion of Marshall & Stevens, Incorporated to which these Assumptions and Limiting Conditions (the “Conditions”) are attached (the “Opinion”) is rendered subject to the following assumptions and limiting conditions.  Reliance on this Opinion and Valuation is likewise subject to such assumptions and limiting conditions.  Any defined term not defined in these Condition, will have the same meaning as set forth in the Opinion and Valuation.

1.             The Opinion and Valuation is issued subject to the following representations and warranties:

a.                                     The Company represents that all information provided to us by or on behalf of the Company was true, correct, accurate and complete in all respects (and, specifically, did not omit any information required to make the information provided not misleading) when given and as of the date of our Opinion and Valuation; and

b.                                      The Company represents that, without our prior written approval, the Opinion and Valuation will only be used by the Company for purposes of the consideration by the Board of Directors of the Transaction and the distribution of stock for New 360, and for no other purpose; and

c.                                       Each addressee of our Opinion and Valuation represents and warrants that it not aware of any facts, circumstances or other matters which would render our Opinion and Valuation inaccurate or erroneous.

2.             We have assumed there are no hidden or unexpected conditions that would adversely affect the value of the asset or business that are the subject matter of the Opinion and Valuation, other than may have been specified to us in writing by the Company.

3.             Our Opinion and Valuation and, the Marshall & Stevens’ name are not to be used in whole or in part outside the Company, without our prior written approval except in connection with the transaction that is the subject matter of our Opinion and Valuation, and may not be relied upon by any person or persons other than the addressees of such Opinion and Valuation.

4.             The addresses of our Opinion and Valuation acknowledge that Marshall & Stevens has not assumed, abridged, abrogated or undertake to discharge any duty of the Company, or of any officer, director or employee of  the Company to any other person including, without limitation, the shareholders  or creditors of the Company or any other addressee of our Opinion and Valuation.

No opinion is intended to be given or expressed about matters that require legal, accounting, actuarial, insurance coverage, engineering, architectural or other specialized expertise, investigation or knowledge beyond that customarily employed by valuation professionals.

6.             Marshall & Stevens warrants that in rendering its Opinion and Valuation it has acted in a professional manner in accordance with professional standards.  Marshall & Stevens makes no further warranty of any kind, express or implied.   It is acknowledged that in rendering its Opinion and Valuation, Marshall & Stevens has relied upon projections and forecasts prepared or supplied by management and that the Company assumes full responsibility for the accuracy of such forecasts and projections and the assumptions on which they may be based.   It is further acknowledged by the addressees of our Opinion and Valuation that no person can accurately forecast future events and that Marshall & Stevens makes no guarantees that events will ultimately turn out as anticipated or predicted. Our Opinion and Valuation speaks only as of the date of such opinion and valuation, and Marshall & Stevens has no obligation or duty to update such Opinion and Valuation.

7.             Marshall & Stevens expressly disclaims liability as an insurer or guarantor.  Any person seeking greater protection from loss or damage than is provided for herein should obtain appropriate insurance.

Hazardous substances, if present within a facility or property, can introduce an actual or potential liability that may adversely affect marketability and value.  Such effect may be in the form of immediate expense or future liability.  In the development or giving of our Opinion and Valuation, no consideration will be given to such liability or its impact on value unless Marshall & Stevens was specifically authorized and directed to obtain a written environmental or toxic contamination report from a third party or was provided with such a written report by or on behalf of the Company, in which case Marshall & Stevens has been authorized to rely upon such written report (without further investigation or inquiry) in making its determinations as to value.  The addressees of our Opinion and Valuation acknowledge and agree that Marshall & Stevens is not in the business of assessing liabilities (including, without limitation, potential cleanup costs) with respect to environmental matters or matters otherwise relating to the presence or remediation of hazardous or toxic materials or the liabilities related thereto.  Accordingly, the Company and each addressee of our Opinion and Valuation hereby releases Marshall & Stevens from any and all liability related in any way to such matters.

If Marshall & Stevens, or any officer, employee, director, direct or indirect shareholder, member or other equity holder of Marshall & Stevens, is requested or compelled to produce documents or testify with regard to (a) the work performed, (b) any advice given or opinion rendered, and/or (c) the Transaction, regardless of who makes such request, the Company will promptly reimburse Marshall & Stevens for all costs, including without limitation reasonable  attorneys’ fees, preparation and travel time, duplication costs, interview, deposition and court time and expenses, and will compensate Marshall & Stevens for the time spent in connection with such matters at Marshall & Stevens’ then-existing rates, which it is acknowledged may be in excess of the fees specified elsewhere in this Agreement.

In the event of any claim or dispute involving our Opinion or Valuation, the due diligence conducted or standard of care used with respect to our Opinion and Valuation, and/or the delivery or rendering of our Opinion and Valuation (a “Dispute”) , such dispute or claim shall be submitted to arbitration before a three member panel under the rules of commercial arbitration of the American Arbitration Association, the results of which shall be binding on all parties to this Agreement absent fraud or willful misconduct.  The arbitration shall be conducted in Los Angeles, California.  The party prevailing at the arbitration shall recover from the other party its costs and expenses, including attorneys’, arbitrators’ and stenographers’ fees.  Our Opinion, Valuation and these Conditions are to be interpreted under the laws of the State of California; as such laws apply to contracts entered into and to be performed entirely within such state.

No Dispute may be brought by the Company or any other addressee of our Opinion and Valuation against any one/or more Marshall & Stevens, its officers, directors, employees, contractors or agents more than one year after the date of our Opinion and Valuation.

The Company and each addressee of our opinion acknowledges and agrees that it is dealing with either a corporation and agrees that in no event will it seek to hold any direct or indirect shareholder of Marshall & Stevens liable for or to bring any suit or proceeding against any direct or indirect shareholder of Marshall & Stevens for any act, error, or omission on the part of Marshall & Stevens, its officers, directors, employees, contractors or agents, whether inadvertent, negligent, willful or intentional